Exhibit 3.3

State of Delaware Secretary of State Division of Corporations Delivered 12:58 PM 06/30/2020 FILED 12:58 PM 06/30/2020 SR 20205991530 - File Number 7281248	STATE OF DELAWARE

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
ROTH CH ACQUISITION III CO.

Roth CH Acquisition III Co., a Delaware corporation (the “Corporation”), does hereby certify that:

First: That the Board of Directors and stockholders of the Corporation by written consent dated as of June 29, 2020, adopted resolutions setting forth an amendment to the Certificate of Incorporation of the Corporation. The resolutions setting forth the amendment are as follows:

RESOLVED, that the Corporation's Certificate of Incorporation be amended as follows:

1)            ARTICLE FIFTH is amended and restated in its entirety to read as follows:

“The total number of shares which the Corporation shall have authority to issue is fifty million (50,000,000) shares of common stock, $0.0001 par value.”

Second: That, pursuant to §228 of the General Corporation Law of the State of Delaware, a written consent approving the amendment set forth above was signed by the holders of outstanding voting stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting on such date at which all shares entitled to vote thereon were present and voted.

Third: That said amendment was duly adopted in accordance with the provisions of §242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 29th day of June 2020.

By:	/s/ Byron Roth
Name: Byron Roth
Title: Chief Executive Officer